Exhibit 99.1


                          012 SMILE.COMMUNICATIONS LTD
                            Corporation no: 512832742

                     381 Hasivim St 25, Petach-Tikva 49170,
                       Tel: 072-2002111, Fax: 072-2002080
                      E.mail address: idita@co.zahav.net.il
                                                Date of transmission: 25/10/2009
                                                       Reference: 2009-02-264351


Israel Securities Authority         Tel Aviv Stock Exchange
www.isa.gov.il                      www.tase.co.il




                          Other Report or Announcement
                          ----------------------------

Regulation 5 of the Securities Regulations, (Periodic and Immediate Reports of Foreign Corporation) 5761-2000

[X] The corporation is a foreign private issuer as defined by U.S. Securities
    Laws.

Attached hereto is a report on Option undertaking from Eurocom Communications
Ltd.


References of previous documents relating to this matter(the reference does not constitute incorporation by reference):

Previous names of reporting entity:

                                  Date of revision of form structure: 18/10/2009

--------------------------------------------------------------------------------

Name of the Signatory: : Barlev Ami, Position of Signatory in the reporting corporation: Legal Adviser, Name of Employer Company: Eurocom communications Ltd.
Dov Friedman Telephone: 03-7530104, Facsimile: 03-7530083,
E-mail: amiba@eurocom.co.il 2

                          012 Smile.Communications Ltd.
                          -----------------------------

PETACH TIKVA, Israel - October 25, 2009 - 012 Smile.Communications Ltd. (NASDAQ Global Market and TASE: SMLC), an Israeli telecommunications service provider, today announced that it received an undertaking by its indirect controlling shareholder, Eurocom Communications Ltd. ("Eurocom"), whereby Eurocom granted the Company an option (the "Option") to require Eurocom to provide the Company upon its demand at any time after 120 days a loan of up to NIS 1.2 billion, bearing interest at the "risk-free" or lower rate and subordinated to any committed third-party financing, for the purpose of financing the acquisition by 012 Smile of shares constituting approximately 30.6% of the shares of Bezeq The Israel Telecommunications Corp.

The Company's Audit Committee and Board of Directors each approved the grant of the Option as a benefiting transaction (Iska Mezaka) in accordance with the Israeli Companies Regulations (Exemptions for Interested Parties Transactions), 2000.

If one or more shareholders holding in aggregate at least 1% of the issued share capital or the voting rights in the Company notify us in writing, on or prior to the fourteenth day following this disclosure about his/their objection to the resolution described above, then the Option will require the approval of the shareholders meeting under section 275 of the Israeli Companies Law.

About 012 Smile.Communications
------------------------------

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 75.3 % owned subsidiary of Internet Gold - Golden Lines Ltd. (NASDAQ: IGLD -News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:
Idit Azulay
012 Smile.Communications Ltd.
+972-72-2003848
i.azulay@smile.net.il